Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — 2008 First Quarter Results Presentation dated May 16, 2008	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

By:	/s/ Eric He
Name:	Eric He
Title:	Chief Financial Officer

Date: May 19, 2008

HK000NN7 2008 First Quarter Results Presentation May 16, 2008 2008 First Quarter Results Presentation May 16, 2008

© 2008 Giant Interactive Group, Inc. All Rights Reserved
2
Safe Harbor Statement and Currency
Convenience Translation
Safe Harbor Statement and Currency
Convenience Translation
Safe Harbor Statement
Statements in this slide presentation contain "forward-looking" statements within the meaning of Section 27A of the Securities
Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private
Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will,"
"expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements and among others, include our continued efforts to successfully develop and launch our new games and expand our distribution and marketing network.
These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. The financial information contained in this slide presentation should be read in conjunction with the consolidated financial statements and notes thereto included in our prospectus filed with the Securities and Exchange Commission on November 1, 2007, and is available on the Securities and
Exchange Commission's website at www.sec.gov.  For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see "Risk Factors" beginning on page 12 of our prospectus. Our actual results of operations for the first quarter of 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this slide presentation are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this slide presentation. Such information speaks only as of the date of this slide presentation.
Currency Convenience Translation
This slide presentation contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to
RMB7.012, which was the noon buying rate as of March 31, 2008 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the
Renminbi or US dollar amounts referred to in this slide presentation could have been, or could be, converted into US dollars at such rate or at all.

Giant Interactive Group A Leading Online Game Developer & Operator Giant Interactive Group A Leading Online Game Developer & Operator © 2008 Giant Interactive Group, Inc. All Rights Reserved

© 2008 Giant Interactive Group, Inc. All Rights Reserved

Giant: NYSE Listed
Giant: NYSE Listed
Shanghai, China
Headquarters:
Over 4,000
including 3,000+ liaison
personnel
Employees:
www.ga-me.com
Investor Information:
About Giant:
Approximately 240M Outstanding Shares:
US$3.9B
May 15, 2008
Market Cap:
GA Ticker:
November 1, 2007 NYSE IPO:

© 2008 Giant Interactive Group, Inc. All Rights Reserved Business Operation Updates Business Operation Updates © 2008 Giant Interactive Group, Inc. All Rights Reserved

© 2008 Giant Interactive Group, Inc. All Rights Reserved

Completed Rollout of Expansion Pack “Neighboring Friends”
Giant Online commenced Open Beta, PCU of 237K on March 28,
2008
King of Kings III undergoing Engineering Testing
1 1
3 3
4 4
ZT Online reached PCU of over 1.5 million
2 2
Q1 2008 Business Highlights
Q1 2008 Business Highlights
Empire of Sports commenced European Private Launch
5 5
6 6
Expanded sales and marketing network

© 2008 Giant Interactive Group, Inc. All Rights Reserved

800,000
1,000,000
1,200,000
1,400,000
1,600,000
1,800,000
Q4/07 Q1/08
Q1 2008
1.64 Million PCU
Q1 2008 R&D Focus
Q1 2008 R&D Focus
January 2008
Congee
boosts
Exp
points
2x Exp points
after server
maintenance
Take over
enemy train
station,
teammates
respawn
there for
30min
Foot race
for lovers
Car insurance
from four
insurance
companies for
each country
Destroy
enemy
train
station
and
recover
computer
chip
Golden
Egg for
sale to
multiply
virtual
currency
Boss
invasions
with
rewards
Chat Box
radar and
guide
Increase
Exp points
for missions
Higher
rank
limit for
roles
Mining
quests
for
items
Skill
books
available
for free
Capture
enemy
power
sources
to
increase
train
speed
Lower level players
can request
apprenticeship from
higher level players
Valentine’s
Day –
lottery to
receive real
flowers sent
to significant
other
Dance
battle to
the
death
Outfits can be
upgraded to give
players speed
New
motorcycle
parts to
upgrade
performance
PK with
allies
now
punished
like
teamkill
Cross shard
secret chat
More support for
commanders
Eight foreign
country invasion
More skill books
for free
Chinese New
Year lottery
Q4 2007
983,000 PCU
February 2008 March 2008
Year of the Rat
treasure
More Exp
points for
car quests
Join war to
earn badges
New map
Lottery in
every new
shard post
open beta
PCU for Online Games¹
Horse carriage
race
Virtual red envelopes for Chinese
New Year, free costumes
Introduce naval
battles
Raise max
level to 170
1
Online games include ZT Online, ZT Online PTP
and Giant Online.
Complete roll
out of ZT
Online:
Neighboring
Friends
Lock car
quest
colors
Continuous Enhancements During Q1 2008

© 2008 Giant Interactive Group, Inc. All Rights Reserved

Expanded Marketing Penetration in Q1’08
?
Over 530 liaison offices
?
Over 3,000 dedicated liaison personnel
?
Over 270 distributors
?
116,500 retail outlets
?
Penetration of all large cities and almost all provinces in China
?
Focus on penetrating medium / small cities with continued internet and on-site promotional events
?
Expanded advertising initiatives
Q1 2008 Marketing and Distribution
Network
Q1 2008 Marketing and Distribution
Network
Maximize Maximize Player Player Awareness Awareness and and Game Game Recognition Recognition to to Improve Improve Penetration Penetration

© 2008 Giant Interactive Group, Inc. All Rights Reserved

325
309
305
295
320
0
50
100
150
200
250
300
350
400
1Q07 2Q07 3Q07 4Q07 1Q08
1,405
1,447
986
1,248
1,318
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
1Q07 2Q07 3Q07 4Q07 1Q08
Key Quarterly Operating Metrics
Key Quarterly Operating Metrics
Average Revenue per User (ARPU)
Active Paying Accounts (APA)
Peak Concurrent Users (PCU)
Average Concurrent Users (ACU)
512
450
546
481
515
0
100
200
300
400
500
600
1Q07 2Q07 3Q07 4Q07 1Q08
1,073
888
983
1,646
874
0
200
400
600
800
1,000
1,200
1,400
1,600
1Q07 2Q07 3Q07 4Q07 1Q08
Q407 figures onward include ZT Online, ZT Online PTP
and Giant Online; before Q407, all figures are ZT Online
only

© 2008 Giant Interactive Group, Inc. All Rights Reserved Key Financial Highlights Key Financial Highlights © 2008 Giant Interactive Group, Inc. All Rights Reserved

© 2008 Giant Interactive Group, Inc. All Rights Reserved

59.6
48.6
54.1
67.3
41.7
0
10
20
30
40
50
60
70
80
1Q07 2Q07 3Q07 4Q07 1Q08
Profitable Growth and High Margins
Profitable Growth and High Margins
Net Revenue
Net Income
45.8
32.6
48.3
38.7
34.7
0
10
20
30
40
50
60
1Q07 2Q07 3Q07 4Q07 1Q08
Net Income Margin
Gross Profit Margin
85.70%
89.60%
88.80%
89.20%
91.20%
80%
85%
90%
95%
1Q07 2Q07 3Q07 4Q07 1Q08
76.80%
71.40%
71.60%
71.80%
78.20%
65%
70%
75%
80%
1Q07 2Q07 3Q07 4Q07 1Q08

© 2008 Giant Interactive Group, Inc. All Rights Reserved

Q1 2008 Key Financial  Highlights
Q1 2008 Key Financial  Highlights
0.20
48.3
45.8
14.2
60.0
7.2
67.3
Q1 2008
US$
1.38
338.7
321.0
99.8
420.8
50.8
471.6
Q1 2008
RMB
11.6%
36.5%
29.7%
139.5%
45.5%
81.5%
48.7%
Y-o-Y%
(0.3%) 1.39 1.24 Basic EPS
1.5% 333.8 248.1 Net Income
15.1% 278.9 247.6 Income from Operations
6.3% 93.9 41.7 Operating Expenses
12.9% 372.8 289.2 Gross Profit
(18.1%) 62.0 28.0 Cost of Services
8.5% 434.8 317.2 Total Net Revenue
Q-o-Q % Q4 2007
RMB
Q1 2007
RMB
(In millions, except EPS data)

© 2008 Giant Interactive Group, Inc. All Rights Reserved

Solid Balance Sheet
Solid Balance Sheet
7,587.7
6,305.5
1,282.2
1,282.2
7,587.7
7,373.5
7,295.5
December
31, 2007
RMB
909.3
738.0
171.3
171.3
909.3
877.1
832.1
March 31,
2008
US$
6,376.1
5,175.1
1,201.0
1,201.0
6,376.1
6,150.2
5,835.0
March 31,
2008
RMB
504.4
Shareholders’ Equity
795.0 Total Liability and Shareholders’ Equity
290.6 Total Liabilities
274.7 Current Liabilities
795.0 Total Assets
735.4 Current Assets
205.0 Cash
March 31,
2007
RMB
(In millions)